NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 10, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 30, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Safeway Inc. and Saturn Acquisition Merger Sub, Inc. a wholly- owned subsidiary of Albertson's LLC and AB Acquisition LLC became effective before the opening on January 30, 2015. Each share of Common Stock of Safeway Inc. was converted into $32.50 in cash per share, plus certain additional cash consideration per share, including the net proceeds received by Safeway prior to the closing of the merger in connection with the sale of the assets of Property Development Centers, LLC (PDC). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 30, 2015.